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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                            WINK COMMUNICATIONS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MARY AGNES WILDEROTTER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            WINK COMMUNICATIONS, INC.
                           1001 MARINA VILLAGE PARKWAY
                            ALAMEDA, CALIFORNIA 94501
                                 (510) 337-2950
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                            HERBERT P. FOCKLER, ESQ.
                               JON C. AVINA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION+                    AMOUNT OF FILING FEE
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
 $5,214,748............................................         $1,043**
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

 + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,516,971 shares of common stock of Wink Communications, Inc. having an aggregate value of $5,214,748 as of December 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         AMOUNT PREVIOUSLY PAID: $1,043
                      FORM OR REGISTRATION NO.: SCHEDULE TO
                     FILING PARTY: WINK COMMUNICATIONS, INC.
                          DATE FILED: DECEMBER 28, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 974168106.

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                             INTRODUCTORY STATEMENT

        This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Wink Communications, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on December 28, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on January 2, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock as set forth in the Schedule TO held by eligible employees of the Company for new options to purchase shares of the Company's common stock. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit
(a)(1) to the Schedule TO (the "Offer to Exchange"), (2) the Election Form filed as Exhibit (a)(2) to the Schedule TO, (3) the Memorandum from Chief Executive Officer to Employees dated December 28, 2001 filed as Exhibit (a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

        This Amendment No. 2 amends the Schedule TO as follows:

        (i) The first sentence of the second paragraph under the heading "Will I have to pay taxes if I exchange my options in the offer?" in the Offer Summary of the Offer to Exchange is hereby amended and restated in full to state as follows: "YOU MAY WANT TO CONSULT WITH YOUR PERSONAL TAX ADVISOR PRIOR TO PARTICIPATING IN THE OFFER WITH RESPECT TO TAX CONSEQUENCES RELATING TO YOUR SPECIFIC CIRCUMSTANCES."

        (ii) The following sentence is inserted as the final paragraph of the Section entitled "Tax-Related Risks for U.S. Residents" in the Certain Risks of Participating in the Offer of the Offer to
               Exchange: "YOU MAY WANT TO CONSULT WITH YOUR PERSONAL TAX ADVISOR PRIOR TO PARTICIPATING IN THE OFFER WITH RESPECT TO TAX CONSEQUENCES RELATING TO YOUR SPECIFIC CIRCUMSTANCES."

        (iii) The last sentence of the second paragraph of Section 14 of the Offer to Exchange is hereby amended and restated in full to state as follows: "YOU MAY WANT TO CONSULT WITH YOUR PERSONAL TAX ADVISOR PRIOR TO PARTICIPATING IN THE OFFER WITH RESPECT TO TAX CONSEQUENCES RELATING TO YOUR SPECIFIC CIRCUMSTANCES."



ITEM 12.  EXHIBITS

        (a)    (1)*   Offer to Exchange Certain Outstanding Options for New
                      Options dated December 28, 2001.

               (2)*   Election Form.

               (3)* Memorandum from Chief Executive Officer to Employees dated December 28, 2001.

               (4)*   Notice to Withdraw from the Offer.

               (5)*   Form of Promise to Grant Stock Option(s).

               (6) Wink Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

               (7) Wink Communications, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001, and incorporated herein by reference.

               (8)* Email message from Maggie Wilderotter to employees of the Company announcing the commencement of the exchange offer and transmitting the documents regarding the exchange offer.

               (9)*   Form of Stock Option Ledger.

        (b)    Not applicable.

        (d)    (1)*   Wink Communications, Inc. 1999 Stock Plan, as amended, and form of agreement thereunder.

               (2)*   Wink Communications, Inc. 1999 Stock Plan Prospectus.

               (3) Wink Communications, Inc. 1994 Stock Plan, as amended and form of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1999)

        (g)    Not applicable.

        (h)    Not applicable.

* Previously filed as an exhibit to the Schedule TO filed by Wink Communications, Inc. on December 28, 2001, as amended by Amendment No. 1 to the Schedule TO filed on January 2, 2002.



                                      -2-

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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                        WINK COMMUNICATIONS, INC.



                                        By: /s/ JONATHAN W. SPATZ
                                            ------------------------------------
                                            Jonathan W. Spatz
                                            Executive Vice President and
                                            Chief Financial Officer

Date: January 9, 2002

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
(a)(1)*           Offer to Exchange Certain Outstanding Options for New Options
                  dated December 28, 2001.

(a)(2)*           Election Form.

(a)(3)*           Memorandum from Chief Executive Officer to Employees dated
                  December 28, 2001.

(a)(4)*           Notice to Withdraw from the Offer.

(a)(5)*           Form of Promise to Grant Stock Option(s).

(a)(6) Wink Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

(a)(7) Wink Communications, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001, and incorporated herein by reference.

(a)(8)* Email message from Maggie Wilderotter to employees of the Company announcing the commencement of the exchange offer and transmitting the documents regarding the exchange offer.

(a)(9)*           Form of Stock Option Ledger.

(d)(1)* Wink Communications, Inc. 1999 Stock Plan, as amended, and form of agreement thereunder.

(d)(2)*           Wink Communications, Inc. 1999 Stock Plan Prospectus.

(d)(3) Wink Communications, Inc. 1994 Stock Plan, as amended and form of agreement thereunder (incorporated by reference to Exhibit
                  10.2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1999)

* Previously filed as an exhibit to the Schedule TO filed by Wink Communications, Inc. on December 28, 2001, as amended by Amendment No. 1 to the Schedule TO filed on January 2, 2002.